130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE
February 23, 2018	No. 18-03

Avalon completes planned drilling program on Separation Rapids Lithium
Project

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has completed the diamond drilling program on its Separation Rapids Lithium Project near Kenora, Ontario. As planned, six holes totalling 1,500 metres were completed in just under one month. The program ran very smoothly without delays or technical issues. The objective of the drill program was to expand lithium resources of both the lepidolite and petalite-rich mineralization and better define near surface resource geometry for mine planning purposes. Results from visual observations confirm continuity of lithium mineralization to depth with increased thicknesses of lepidolite-rich lithium mineralization on the east end of the deposit. Assay results are expected in four to six weeks.

The main deposit consists of a large, zoned vertical pegmatite dyke typically averaging 15 to 35 metres in thickness, accompanied by a swarm of narrower mineralized dykes of similar but variable lithium mineralogy. These dykes tend to be lepidolite-rich on both the east and west extensions and on the northern side of the main petalite-rich portion of the deposit. Resource estimates to date have indicated that about 20% of the presently estimated tonnage is lepidolite-rich, accompanied by petalite, and the remaining portion is petalite with minor lepidolite content.

Drilling on the main deposit involved four holes (SR18-77-80). Holes 77 and 78 tested depth extensions on the west end of the deposit to approximately 225 metres and encountered similar thicknesses of lithium mineralization as nearby holes. Holes 79 and 80 tested the east side of the deposit to similar depths and intersected a wider zone of lepidolite-rich lithium mineralization than anticipated. Hole 79 intersected 45 metres of mainly lepidolite-petalite mineralization, which represents a true thickness of approximately 20 metres.

Two short holes, SR18-75 and 76, were drilled to test the Western Pegmatite, which is about 800 metres along strike from the main deposit. The results confirmed lateral continuity of the petalite mineralization over relatively narrow widths compared to the main deposit.

Assay results will be disclosed once all results have been compiled and interpreted, following which an updated resource estimate will be prepared.

The technical information included in this news release has been reviewed and approved by the Company’s Vice President, Exploration, Dr. William Mercer, P. Geo (Ont), a Qualified Person under NI 43-101. The drill program was supervised by Senior Project Geologist, Chris Pedersen.

Separation Rapids Lithium Project Block Model with 2018 Hole Locations

Annual General Meeting Reminder

Avalon also reminds shareholders that the 2018 Annual General Meeting of Shareholders will be held on February 27th at 4:30 pm at the Sheraton Centre Toronto Hotel – Kenora Room, 123 Queen Street West, Toronto, Ontario. An update on recent activities on the Separation Rapids Lithium Project and the East Kemptville Tin Project will be provided.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements that results from visual observations confirm continuity of lithium mineralization, that assay results are expected in 4-6 weeks, and that assay results will be disclosed once all results have been compiled and interpreted, following which an updated resource estimate will be prepared. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.